UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 20-F
                                 AMENDMENT NO. 3

   [X]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
        OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR
   [ ]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
          THE SECURITIES EXCHANGE ACT OF 1934

                                       OR
   [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
          THE SECURITIES EXCHANGE ACT OF 1934
          For the transition period from __________ to ________

                        Commission file number: 0-50112

                         TRI-LATERAL VENTURE CORPORATION
             (Exact name of Registrant as specified in its charter)

                                 Ontario, Canada
                 (Jurisdiction of incorporation or organization)

         750 West Pender St., #604, Vancouver, British Columbia  V6C 2T7
                    (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:       None

       Securities to be registered pursuant to Section 12(g) of the Act:
                        Common Shares, without par value
                                (Title of Class)

Securities for which there is a reporting  obligation pursuant  to Section 15(d)
of the Act:                                                                 None

Indicate the number of outstanding shares of each of the issuer's classes of Capital or common stock as of the close of the period covered by the annual
report.                                                                3,372,054

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past ninety days.                          Yes ___   No XXX

Indicate by check mark which financial statement item the registrant has elected
to follow:                                             Item 17 XXX   Item 18 ___

                        TRI-LATERAL VENTURE CORPORATION
                         (A Development Stage Company)
                        REPORT AND FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
                          (Stated in Canadian Dollars


MORGAN & COMPANY                                         Chartered Accountants

                                AUDITORS' REPORT
To the Shareholders,
Tri-Lateral Venture Corporation    (A Development Stage Company)

We have audited the balance sheets of Tri-Lateral Venture Corporation as at December 31, 2001 and 2000 and the statements of operations, shareholders' deficiency and cash flows for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States of America generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 1999 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated April 24, 2000.

Vancouver, Canada                                          "Morgan & Company"
April 30, 2002                                           Chartered Accountants

COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realiz-ation of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company has a working capital deficiency and has incurred substantial losses from operations which raises substantial doubt about the Company's a bility to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated April 30, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada                                            "Morgan & Company"
April 30, 2002                                            Chartered Accountants
PO Box 10007 Pacific Centre, Suite 1488 - 700 West Georgia Street,
Vancouver, BC  Tel:  (604) 687-5841   Fax:  (604)687-0075  Member of ACPA

                                AUDITORS' REPORT

To the Shareholders,
Tri-Lateral Venture Corporation

We have audited the balance sheets of Tri-Lateral Venture Corporation as at December 31, 1999 and 1998 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles.


Vancouver, Canada                                           "AMISANO HANSON"
April 24, 2000                                           Chartered Accountants














750 WEST PENDER STREET, SUITE 604, VANCOUVER, BC, CANADA  V6C 2T7
TELEPHONE: (604) 689-0188
FACSIMILE: (604) 689-9773
E-MAIL: amishan@istar.ca

                        TRI-LATERAL VENTURE CORPORATION
                         (A Development Stage Company)
                                 BALANCE SHEETS
                           December 31, 2001 and 2000
                          (Stated in Canadian Dollars)

                                                          2001           2000
                                                            $              $
                                     ASSETS
Current
  Cash                                                  236,682         31,166
  Accounts receivable                                     1,003          5,995
  Prepaid expense                                             -         10,000
                                                      ---------      ---------
                                                        237,685         47,161
Promissory note receivable - Notes 3 and 9              500,000              -
                                                      ---------      ----------
                                                        737,685         47,161
                                                      =========      ==========

                                    LIABILITIES
Current
  Accounts payable and accrued liabilities
   - Notes 6 and 10                                     261,311        139,557
Loans payable - Notes 4 and 6                           845,504         78,424
                                                      ---------      ---------
                                                      1,106,815        217,981
                                                      ---------      ---------
                             SHAREHOLDERS' DEFICIENCY

Share capital - Note 5                                5,783,259      5,785,259
Contributed surplus                                       2,000              -
Deficit                                              (6,154,389)    (5,956,079)
                                                     -----------    -----------
                                                       (369,130)      (170,820)
                                                     -----------    -----------
                                                        737,685         47,161
                                                     ==========     ===========

Nature and Continuance of Operations - Note 1
Contingency - Note 9


ON BEHALF OF THE BOARD:


"Greg Burnett"                                 "Kevin Hanson"
    Director                                      Director

                        TRI-LATERAL VENTURE CORPORATION
                         (A Development Stage Company)
                            STATEMENTS OF OPERATIONS
              for the years ended December 31, 2001, 2000 and 1999
                           (Stated in Canadian Dollars)

                                                  2001         2000        1999
                                                     $          $            $
------------------------------------------------------------------------------
Administrative Expenses
  Accounting fees - Note 6                       9,846        7,454       7,091
  Bad debts                                     58,333            -           -
  Bank charges and interest - Note 6            71,600          315         244
  Consulting fees - Note 6                      30,000       25,000           -
  Filing fees                                    1,417        1,437           -
  Legal fees                                    41,549       27,386       4,742
  Management fees                                    -            -      12,000
  Rent, office and administration - Note 6       6,174        3,653      65,348
  Transfer agent                                20,385       17,005      15,386
  Travel and promotion                             696        2,757           -
--------------------------------------------------------------------------------

Loss before other items                       (240,000)     (85,007)   (104,811)
Other items
  Business investigation costs                 (26,725)           -      (5,559)
  Interest earned                               63,415          295         278
  Gain on settlement of accounts  payable        5,000        7,302           -
  Loss on write-off of resource properties           -            -          (1)
--------------------------------------------------------------------------------

Net loss                                      (198,310)     (77,410)   (110,091)
================================================================================

Deficit accumulated to December 31,  1998           -             -           -
--------------------------------------------------------------------------------

Weighted average number
of shares  outstanding                      (3,372,054)  (3,372,054) (2,321,708)
================================================================================

Basic and diluted loss per share                 (0.06)       (0.02)      (0.05)
================================================================================

                       TRI-LATERAL VENTURE CORPORATION
                         (A Development Stage Company)
                     STATEMENTS OF SHAREHOLDERS' DEFICIENCY
                  for the years ended December 31, 1999 to 2001
                          (Stated in Canadian Dollars)

                                                             Deficit
                                                             Accumu-
                                                             lated
                                                             During
                                                             the
                  Common Stock     Preferred Stock  Contri   Devel-
                Issued             Issued           buted    opment
                Shares   Amount    Shares   Amount  Surplus  Stage      Total
                           $                   $        $        $         $
-------------------------------------------------------------------------------
Cumulative
totals to
12 31 98     1,103,556  5,329,560   10,000   2,000    -  (5,768,578)  (437,018)

Issuance
of shares
pursuant
to debt
settlement
agreements   2,268,498    453,699        -            -           -    453,699

Net loss
for the
year ended
12 31 99             -          -        -            -     (110,091) (110,091)
------------------------------------------------------------------------------

Balance,
12 31 99     3,372,054  5,783,259   10,000   2,000    -  (5,878,669)   (93,410)
Net loss
for the
year ended
12 31 00             -          -    -                -     (77,410)   (77,410)
-------------------------------------------------------------------------------
Balance,
12 31 00     3,372,054  5,783,259   10,000   2,000    -  (5,956,079)  (170,820)
Cancellation
of preferred
shares               -          -  (10,000) (2,000) 2,000         -          -
Net loss for
the year ended
12 31 01             -          -        -       -     -   (198,310)  (198,310)
-------------------------------------------------------------------------------

Balance,
12 3101      3,372,054  5,783,259        -       - 2,000 (6,154,389)  (369,130)
===============================================================================

                        TRI-LATERAL VENTURE CORPORATION
                         (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS
              for the years ended December 31, 2001, 2000 and 1999
                           (Stated in Canadian Dollars)

                                                2001        2000       1999
                                                  $           $          $
----------------------------------------------------------------------------
Operating Activities
  Net loss for the year                      (198,310)    (77,410)   (110,091)
  Add item not affecting cash:
   Gain on settlement of accounts  payable     (5,000)     (7,302)          -
   Loss on write-off of resource  properties        -           -           1
   Changes in non-cash working capital
    items related to operations:
      Accounts receivable                       4,992      (5,364)      7,646
      Prepaid expense                          10,000     (10,000)          -
      Accounts payable and accrued
        Liabilities                           126,754      66,155      63,735
      Due to related parties                        -     (16,600)     10,000
------------------------------------------------------------------------------

Cash used in operating activities             (61,564)    (50,521)    (28,709)
------------------------------------------------------------------------------

Investing Activity
  Increase in promissory note receivable     (500,000)          -           -
------------------------------------------------------------------------------

Financing Activity
  Increase in loans payable                   767,080      78,424           -
-----------------------------------------------------------------------------

Increase (decrease) in cash                   205,516      27,903     (28,709)

Cash, beginning                                31,166       3,263      31,972
------------------------------------------------------------------------------

Cash, end                                     236,682      31,166       3,263
==============================================================================

Non-cash Transactions - Note 7

                        TRI-LATERAL VENTURE CORPORATION
                         (A Development Stage Company)
                       NOTES TO THE FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
                          (Stated in Canadian Dollars)

Note 1  Nature and Continuance of Operations

The Company is in the development stage and is currently investigating new business opportunities. During the year ended December 31, 2001, the Company advanced $500,000 to a company in respect to a proposed acquisition of that company. The proposed acquisition did not complete and the Company has brought an action to recover the monies loaned (refer to Note 9).

The Company currently has title to 10 patented mineral claims located in the Red Lake Mining Division of Ontario. These mineral claims were written-off in previous years.

These financial statements have been prepared on a going concern basis. At December 31, 2001 the Company has a working capital deficiency of $869,130 and has accumulated losses of $6,154,389 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company was incorporated pursuant to the Ontario Business Corporations Act on April 24, 1967 as Jolly Jumper Products of America Limited. The Company changed its name on September 25, 1987 to Sun Valley Hot Springs Ranch Inc., on March 26, 1991 to Tri-Lateral Free Trade Inc., on June 19, 1995 to Tri-Lateral Investments Corporation and on October 2, 1998 to Tri-Lateral Venture Corporation.

Note 2  Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars. Except as disclosed in Note 11, these financial statements conform in all material respects with GAAP in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment. Actual results may vary from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)  Basic and Diluted Loss Per Share

     Basic earnings per share ("EPS") is calculated by dividing loss applicable to common shareholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. As at December 31, 2001 and 2000, there were potentially dilutive securities outstanding. Therefore, there was no difference in the calculation of basic and diluted EPS in 2001 and 2000.

(b)  Fair Market Value of Financial Instruments

     The carrying value of cash, accounts receivable, accounts payable and accrued liabilities and loans payable approximate fair value because of the short term maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(c)  Income Taxes

     The Company has adopted the liability method of accounting for income taxes, following new standards adopted by the Canadian Institute of Chartered Accountants ("CICA"). The adoption of the new standards resulted in no adjustments to opening retained earnings. Under the new standards, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Note 3  Promissory Note Receivable

     Promissory note receivable represents a loan to Contact Solutions Group Inc. ("CSG"), secured by a general security agreement over the assets of CSG and a personal guarantee of a director of CSG, bears interest at 10% per annum and is due on demand. During the year ended December 31, 2001, a formal demand for payment was made against CSG. Refer to Note 9.

Note 4  Loans Payable - Note 6

     Loans payable consists of the following:

                                                           2001        2000
                                                             $           $
                                                         ------       ------
Non-interest bearing, no specific terms of
  repayment and unsecured                               345,504            -

Promissory notes payable bearing interest at
  10% per annum, unsecured and payable on demand        500,000            -
                                                        -------       -------
                                                        845,504            -
                                                        =======       =======

Note 5  Share Capital

Authorized
Unlimited common shares
Unlimited non-voting convertible redeemable non-cumulative 6% preference shares

Note 6  Related Party Transactions - Note 4

During the year ended December 31 the Company incurred the following expenses with directors and a company with a common director:

                                                    December 31,
                                          -------------------------------
                                              2001      2000      1999
                                                $         $         $
                                              ----      ----      ----
Accounting                                   7,681     5,704         -
Consulting fees                             30,000    15,000         -
Interest expense                            35,417         -         -
Rent                                         6,000     3,000         -
                                            ------     -----      -----
                                            79,098    23,704         -
                                            ======    ======      =====

The expenses were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

As at December 31, 2001, accounts payable and accrued liabilities includes $116,191 (2000 $48,270) owing to directors of the Company.

As at December 31, 2001, loans payable includes a promissory note payable to a director of the Company in the amount $250,000 (2000 $Nil).

Note 7  Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows as follows:
- During the year ended December 31, 2001 the Company cancelled 10,000 preferred shares at $0.20 per share ($2,000). This amount has been reclassified to contributed surplus.
- During the year ended December 31, 1998, the Company issued 2,268,498 common shares at $0.20 per share to settle debts totalling $453,699.

Note 8  Corporation Income Tax Loss Carryforwards

At December 31, 2001 the Company has accumulated non-capital losses totaling $1,218,586 which are available to offset future years' taxable income. These losses expire as follows:

        December 31, 2002       $  48,040
        December 31, 2003         209,894
        December 31, 2004         353,593
        December 31, 2005         214,852
        December 31, 2006         104,533
        December 31, 2007          84,712
        December 31, 2008         202,962
                              -----------
                              $ 1,218,586
                              ===========

At December 31, 2001 the Company has accumulated Canadian Exploration Expenses of $749,711 and Canadian Development Expenses of $134,908. These expenses carryforward indefinitely and are available to offset certain taxable income of future years at various rates per year.

The potential tax benefit of these losses and expenses, if any, has not been recorded in the financial statements.

Note 9  Contingency

The Company has brought an action in the Superior Court of Ontario against Contact Solutions Group Inc. ("CSG") and the principal of CSG, for recovery of $500,000 previously loaned to CSG. CSG and the principal of CSG, in turn has brought a counterclaim against the Company claiming $3,000,000 damages for breach of a share purchase agreement between the Company and CSG and a further $500,000 in punitive damages. The Company believes the counterclaim is without merit and intends to vigorously defend it.

Note 10  Subsequent Event

Subsequent to December 31, 2001, the Company settled accounts payable totaling $67,000 for payments totalling US$10,000 (CDN$16,000) resulting in a gain on settlement of accounts payable of $51,000.

Note 11  Differences between Canadian and United States Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

The Company's accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

Accounting for Income Taxes

Under the asset and liability method of Statement of Financial Accounting Standards No. 109 ("SFAS-109"), deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statements carrying amount of existing assets and liabilities and their respective tax bases, measured using the provisions of enacted tax laws. A deferred tax asset with respect to loss carry-forwards and timing differences would not be recognized and the application of US GAAP does not result in a material difference from Canadian GAAP.

New Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 requires the use of the purchase method of accounting and eliminates the pooling of interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. It also further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS No. 141 are effective for business combinations initiated after June 30, 2001.

Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001.

The adoption of SFAS No. 141 and SFAS No. 142 will not have a material effect on the Company's financial statements.A quantitative reconciliation of the balance sheet and the statement of operations has not been provided because there are no quantitative differences to disclose between Canadian GAAP and US GAAP.

                        TRI-LATERAL VENTURES CORPORATION
                          INTERIM FINANCIAL STATEMENTS
                               September 30, 2002

                        TRI-LATERAL VENTURES CORPORATION
                          INTERIM FINANCIAL STATEMENTS
                               September 30, 2002

                                  (Unaudited)
                                                       (Unaudited)   (Audited)

                                                      September 30, December 31,
                                                          2002           2001
-------------------------------------------------------------------------------
                                                             $             $
                                     ASSETS
Current
  Cash
                                                           20,248       236,682
  Accounts receivable                                       3,724         1,003
                                                     --------------------------
                                                           23,972       237,685
Promissory note receivable                                500,000       500,000
Deposit                                                     7,500          -
                                                     --------------------------
                                                          531,472       737,685
                                                     ==========================

                                   LIABILITIES
Current
  Accounts payable and accrued liabilities - Note 3       256,040       261,311
  Loans payable - Note 3                                  725,424       845,504
                                                     --------------------------
                                                          981,464     1,106,815
                                                     --------------------------

                             SHAREHOLDERS' DEFICIENCY
Share capital - Note 2                                  5,783,259     5,783,259
Contributed surplus                                         2,000         2,000
Deficit                                                (6,235,251)   (6,154,389)
                                                     --------------------------
                                                         (449,992)     (369,130)
                                                     ---------------------------
                                                         $531,472      $737,685
                                                     ==========================

                             SEE ACCOMPANYING NOTES

                       TRI-LATERAL VENTURES CORPORATION
                     INTERIM STATEMENTS OF LOSS AND DEFICIT
             for the three and nine months ended September 30, 2002
                                   (Unaudited)

                                       Three Months ended     Nine months ended
                                           September 30,        September 30,
                                         2002      2001       2002        2001
                                           $         $         $           $
-------------------------------------------------------------------------------
Administrative Expenses
  Accounting - Note 3                   2,100         -      9,735        7,771
  Bank charges and interest - Note 3   12,344    58,508     37,683       58,894
  Consulting fees - Note 3              7,500     7,500     22,500       22,500
  Filing fees                           9,979       150     11,237        1,392
  Legal                                 2,661     8,203     23,635       40,005
  Rent and office  - Note 3             2,936     1,508      5,937        4,675
  Resource property costs               3,494         -      5,156            -
  Transfer agent                        4,925     9,147     10,450       18,493
  Travel                                   -          -      5,950            -
-------------------------------------------------------------------------------
Loss before other items               (45,939)  (85,016)  (132,282)    (153,730)
Other items
  Business investigation costs              -         -          -      (26,725)
  Interest earned                          86    60,327        348       62,781
  Gain on settlement of debt                -     5,197     51,072        5,197
--------------------------------------------------------------------------------
Net loss for the period               (45,853)  (19,492)   (80,862)    (112,477)
--------------------------------------------------------------------------------

Deficit, beginning of the period                        (6,154,389)  (5,956,079)
--------------------------------------------------------------------------------

Deficit, end of the period                              (6,235,251)  (6,068,556)
--------------------------------------------------------------------------------

Basic and diluted loss per share         (0.01)   (0.01)     (0.02)       (0.03)
--------------------------------------------------------------------------------



                             SEE ACCOMPANYING NOTES

                        TRI-LATERAL VENTURES CORPORATION
                        INTERIM STATEMENTS OF CASH FLOWS
            for the three and nine months ended September 30, 2002
                                  (Unaudited)

                                       Three Months ended     Nine months ended
                                           September 30,        September 30,
                                          2002      2001      2002        2001
                                           $         $         $           $
-------------------------------------------------------------------------------
Operating Activities
  Net loss for the period              (45,853)  (19,492)   (80,862)   (112,477)
  Add item not affecting cash:
  Gain on settlement of debt                 -    (5,197)   (51,072)     (5,197)
--------------------------------------------------------------------------------
                                       (45,853)  (24,689)  (131,934)   (117,674)
  Changes in non-cash working capital
  items related to operations:
    Accounts receivable                    (46)   (1,807)    (2,721)      1,731
    Prepaid expenses                         -         -          -      10,000
    Accounts payable                    11,878    10,766     45,801      59,573
    Loans payable                          (80)  442,333   (120,080)    827,413
-------------------------------------------------------------------------------
                                       (34,101)  426,603   (208,934)    781,043
-------------------------------------------------------------------------------
Investing Activities
  Increase in promissory
    note receivable                          -  (558,333)         -    (558,333)
  Increase in deposit                   (7,500)        -     (7,500)          -
--------------------------------------------------------------------------------
                                        (7,500) (558,333)    (7,500)   (558,333)

Increase (decrease) in cash during
 the period                            (41,601) (131,730)  (216,434)    222,710

Cash, beginning of period               61,849   385,606    236,682      31,166
--------------------------------------------------------------------------------
Cash, end of period                     20,248   253,876     20,248     253,876
================================================================================

Supplementary disclosure of cash flow
 information:
Cash paid for:
  Interest                                  -          -          -           -
===============================================================================

  Income taxes                              -          -          -           -
===============================================================================


                             SEE ACCOMPANYING NOTES



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                        TRI-LATERAL VENTURES CORPORATION
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                               September 30, 2002
                                  (Unaudited)


Note 1  Interim Reporting

While the information presented in the accompanying nine months financial statements is unaudited, it included all adjustments, which are, in the opinion of management, necessary to present fairly the financial position, results of operations and its cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods in their application as the Company's annual financial statements. It is suggested that these interim financial statements be read in conjunction with the company's audited annual December 31, 2001 financial statements.

Note 2  Share Capital

Authorized
Unlimited common shares
Unlimited non-voting convertible redeemable non-cumulative 6% preference shares

Issued Common Shares                                        Number        $
Balance, December 31, 2001 and September 30, 2002         3,372,054   5,783,259
                                                          ---------   ---------

Note 3  Related Party Transactions

During the nine months ended September 30, 2002 the Company incurred the following expenses with directors and a company with a common director:


                                                      September 30,
                                                     2002      2001
                                                       $         $
                                                    -----     -----
Accounting                                          6,400     5,606
Consulting fees                                    22,500    22,500
Interest expense                                   18,750    29,167
Rent                                                4,500     4,500
                                                   ------    ------
                                                   52,150    61,773
                                                   ======    ======

The expenses were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

As at September 30, 2002, accounts payable and accrued liabilities includes $168,250 (December 31, 2001: $116,191) owing to directors of the Company.

As at September 30, 2002, loans payable includes a promissory note payable to a director of the Company in the amount $250,000 (December 31, 2001: $250,000).


Note 4  Canadian and United States of America Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which do not differ with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America.

                                 SIGNATURE PAGE




Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

               Tri-Lateral Venture Corporation - SEC File #0-50112
                                   Registrant




Dated: January 23, 2003    By /s/ Gregory Burnett___________________
                              Gregory Burnett,  President/Director

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